THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca [redacted]

RECEIVED
2008 APR -1 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001593

March 20, 2008

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Fourth Quarter Interim Financial Statements
4. Interim MD&A – Fourth Quarter
5. News Release – Fourth Quarter

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

If you require further information, please feel free to contact me. Thanks.

Yours truly,

for M. Noakes

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

ENTERPRISING · SINCE 1668

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2008

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2008

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)

	January 31 2008	January 31 2007
ASSETS		
Current assets		
Cash	$ **21,732**	$ 22,100
Accounts receivable	**62,759**	69,208
Inventories	**162,481**	128,455
Prepaid expenses	**3,604**	3,693
Future income taxes	**3,485**	2,708
Total Current Assets	**254,061**	226,164
Property and equipment	**227,974**	189,599
Other assets	**19,033**	19,690
Goodwill	**26,882**	-
Future income taxes	**1,720**	6,416
Total Assets	$ **529,670**	$ 441,869
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 3)	$ **4,336**	$ 21,581
Accounts payable and accrued liabilities	**109,877**	77,624
Income taxes payable	**2,053**	3,287
Current portion of long-term debt	**18,633**	20,291
Total Current Liabilities	**134,899**	122,783
Long-term debt (Note 4)	**136,864**	65,631
Other long-term liabilities	**1,606**	1,425
Total Liabilities	**273,369**	189,839
EQUITY		
Capital (Note 5)	**165,133**	165,205
Unit purchase loan plan (Note 6)	**(12,342)**	(11,493)
Contributed surplus (Note 7)	**970**	383
Retained earnings	**100,526**	93,253
Accumulated other comprehensive income (Note 8)	**2,014**	4,682
Total Equity	**256,301**	252,030
Total Liabilities and Equity	$ **529,670**	$ 441,869

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	92 Days Ended January 31 2008 (Note 1)	95 Days Ended January 31 2007 (Note 1)	365 Days Ended January 31 2008 (Note 1)	368 Days Ended January 31 2007 (Note 1)
SALES	**$ 318,010**	$ 262,509	**$ 1,064,490**	$ 944,924
Cost of sales, selling and administrative expenses	**(286,494)**	(236,363)	**(957,933)**	(848,555)
Net earnings before amortization, interest and income taxes	**31,516**	26,146	**106,557**	96,369
Amortization	**(7,390)**	(6,776)	**(26,950)**	(26,172)
	24,126	19,370	**79,607**	70,197
Interest	**(2,460)**	(1,813)	**(7,465)**	(6,844)
	21,666	17,557	**72,142**	63,353
Provision for income taxes	**(2,808)**	(1,258)	**(9,151)**	(9,693)
NET EARNINGS FOR THE PERIOD	**$ 18,858**	$ 16,299	**$ 62,991**	$ 53,660
Retained earnings, beginning of period as previously reported	**100,536**	92,435	**93,253**	83,133
Accounting policy changes (Note 2)	**-**	-	**(83)**	-
Retained earnings, as restated	**100,536**	92,435	**93,170**	83,133
Distributions (Note 10)	**(18,868)**	(15,481)	**(55,635)**	(43,540)
RETAINED EARNINGS, END OF PERIOD	**$ 100,526**	$ 93,253	**$ 100,526**	$ 93,253
NET EARNINGS PER UNIT				
Basic	**$ 0.39**	$ 0.34	**$ 1.32**	$ 1.13
Diluted	**$ 0.39**	$ 0.34	**$ 1.31**	$ 1.12
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,700**	47,625	**47,649**	47,561
Diluted	**48,416**	48,399	**48,410**	48,389

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	92 Days Ended January 31 2008 (Note 1)	95 Days Ended January 31 2007 (Note 1)	365 Days Ended January 31 2008 (Note 1)	368 Days Ended January 31 2007 (Note 1)
NET EARNINGS	**$ 18,858**	$ 16,299	**$ 62,991**	$ 53,660
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**933**	775	**(2,668)**	482
Other comprehensive income (loss) (Note 8)	**933**	775	**(2,668)**	482
COMPREHENSIVE INCOME	**$ 19,791**	$ 17,074	**$ 60,323**	$ 54,142

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	92 Days Ended January 31 2008 (Note 1)	95 Days Ended January 31 2007 (Note 1)	365 Days Ended January 31 2008 (Note 1)	368 Days Ended January 31 2007 (Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 18,858	$ 16,299	$ 62,991	$ 53,660
Non-cash items				
Amortization	7,390	6,776	26,950	26,172
Future income taxes	4,898	(418)	3,656	(1,580)
Unit purchase loan plan compensation (Note 7)	-	383	587	383
Amortization of deferred financing costs	46	46	186	186
(Gain) Loss on disposal of property and equipment	(57)	(57)	369	(68)
	31,135	23,029	94,739	78,753
Change in non-cash working capital	16,982	8,709	742	3,845
Change in other non-cash items	43	92	(1,890)	(1,112)
Operating activities	48,160	31,830	93,591	81,486
Investing Activities				
Business acquisition (Note 13)	(54,258)	-	(54,258)	(5,577)
Purchase of property and equipment	(14,362)	(11,056)	(44,409)	(30,136)
Proceeds from disposal of property and equipment	365	161	549	237
Investing activities	(68,255)	(10,895)	(98,118)	(35,476)
Financing Activities				
Change in bank advances and short-term notes	(70,945)	(9,981)	(20,117)	(5,460)
Net repayments (purchases) under unit purchase loan plan	99	89	(849)	(1,528)
Increase in long-term debt	97,099	-	97,099	-
Repayment of long-term debt	(54)	(48)	(20,278)	(108)
Return of capital (Note 5)	(72)	-	(72)	-
Distributions (Note 10)	(13,062)	(10,643)	(54,667)	(38,702)
Financing activities	13,065	(20,583)	1,116	(45,798)
NET CHANGE IN CASH	$ (7,030)	$ 352	$ (3,411)	$ 212
Cash acquired in business acquisition (Note 13)	3,043	-	3,043	-
Cash, beginning of period	25,719	21,748	22,100	21,888
CASH, END OF PERIOD	$ 21,732	$ 22,100	$ 21,732	$ 22,100
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,926	$ 3,199	$ 7,503	$ 6,839
Income taxes	$ 1,756	$ 2,542	$ 6,886	$ 11,730

See accompanying notes to consolidated financial statements.

North West Company Fund 2007 Fourth Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2006 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

In fourth quarter of 2006, the Fund adopted a fixed fiscal year end of January 31. The 2007 fourth quarter has 92 days of operations compared to 95 days in the fourth quarter last year and the year-to-date has 365 days of operations compared to 368 days last year.

2. Accounting Policy Changes

Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Hedges, Comprehensive Income and Equity

Effective February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy have been applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 8) in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000 net of tax.

The Company initially recognizes all financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial assets are measured at either cost, amortized cost or fair value depending on the type of instrument and any optional designations by the Company. Financial liabilities are subsequently measured at amortized cost or at fair value if they are classified as held for trading purposes. Derivative financial instruments are measured at fair value even when they are part of a hedging relationship.

The Company has cross currency and interest rate swap derivative instruments designated as fair value hedges that qualify for hedge accounting and as such, the derivatives are documented and subjected to hedge effectiveness testing on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged item in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in fair value of the underlying derivative. Any change in fair value of derivatives that do not qualify for hedge accounting is reported in earnings. The Company has designated a portion of the U.S. denominated senior notes in the amount of US$43 million as a hedge against the net investment in self-sustaining foreign operations. The gain or loss on the hedge of the net investment in foreign operations is accumulated in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

Section 3855 requires that derivatives embedded in financial and non-financial contracts be separated from the host contract and accounted for separately if certain conditions are met. In accordance with the transitional requirements of the standard, the Company has performed a search for embedded derivatives in contracts existing as of January 31, 2007 that were entered into after February 1, 2004. This requirement had no impact on the Company's financial statements.

Financial Instruments - Disclosures, Financial Instruments - Presentation, and Capital Disclosures

The requirements of Section 3862 Financial Instruments - Disclosures, Section 3863 Financial Instruments - Presentation, and Section 1535 Capital Disclosures have been adopted and reflected in the Company's financial statements as of January 31, 2008. The Company was not required to adopt these new standards until the first quarter commencing February 1, 2008.

The objective of the disclosure requirements of Section 3862 is to provide information about the significance of financial instruments on the Company's financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

The presentation requirements of Section 3863 are substantially similar to the previous presentation requirements adopted by the Company and therefore the adoption of this standard did not impact the Company's financial statements.

The disclosure requirements of Section 1535 relate to information about an entity's capital and how it is managed.

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at January 31, 2008 ($ in thousands)	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 21,732	$ 21,732	$ -
Accounts receivable	Short-term	62,759	62,759	-
Financial assets included in other assets	Long-term	4,820	4,820	-
Bank advances and short-term notes (Note 3)	Short-term	(4,336)	(4,336)	-
Accounts payable and accrued liabilities	Short-term	(109,877)	(109,877)	-
Financial derivative instruments (1)	Short-term	-	-	(5,116)
Current portion of long-term debt (1)	Short-term	(13,517)	(13,517)	-
Long-term debt (Note 4)	Long-term	(136,864)	(138,001)	-

(1) These items total $18,633 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:
- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Financial derivative instruments are valued based on closing market quotations.

As a result of adopting these new accounting standards, the Company recorded an interest expense of $140,000 and a foreign exchange gain of $133,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the 92 days ended January 31, 2008. For the 365 days ended January 31, 2008 the Company recorded an interest expense of $51,000 and a foreign exchange loss of $118,000.

Financial Derivative Instruments

As at January 31, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$14,000 (2006 - US$14,000)	LIBOR plus 1.87%	$ 121
Cross-currency interest rate swaps in effective fair value hedging relationship	US$7,000 (2006 - US$20,000)	B.A. plus 2.99% to B.A. plus 3.16%	3,937
Cross-currency interest rate swaps no longer in effective hedging relationship	US$2,000 (2006 - US$2,000)	B.A. plus 2.99% to B.A. plus 3.16%	1,058

Financial Risk Management

The Company manages risk and risk exposures through a combination of derivative financial instruments, a system of internal and disclosure controls and sound operating practices.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk primarily in relation to individual and commercial accounts receivable. The Company manages crecit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not have any individual customers that account for greater than 10% of total accounts receivable. At January 31, 2008, the Company's maximum credit risk exposure is $77,874,000 (January 31, 2007 - $85,411,000). Of this amount $14,585,000 (January 31, 2007 - $15,856,000) is more than 60 days past due. The Company has recorded an allowance against its maximum exposure to credit risk of $11,829,000 (January 31, 2007 - $12,737,000).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or can do so only at excessive cost. The Company manages liquidity risk by maintaining adequate credit facilities to fund operating requirements and sustaining and growth-related capital expenditures and regularly monitoring actual and forecasted cash flow and debt levels.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk, primarily the U.S. dollar, through its net investment in self-sustaining foreign operations and its U.S. dollar denominated borrowings. The Company manages its exposure to currency risk by hedging U.S. denominated borrowings with cross currency interest rate swaps and hedging of a portion of the net investment in self-sustaining foreign operations with a portion of U.S. dollar denominated borrowings. Management considers a 10% variation in the Canadian dollar relative to the U.S. dollar from a year end rate of 1.0022 reasonably possible. Considering all major exposures to the U.S. dollar as described above, a 10% appreciation of the Canadian dollar against the U.S. dollar in the year end rate would cause net income to decrease by approximately$100,000. A 10% depreciation of the Canadian dollar against the U.S. dollar year end rate would cause net income to increase by approximately $100,000.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company is exposed to interest rate risk primarily through its long-term borrowings. The Company manages exposure to interest rate risk by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross currency interest rate swaps. Management considers a 100 basis point change in interest rates reasonably possible. Considering all major exposures to interest rates as described above, a 100 basis point increase in the risk free rate would cause net income to decrease by approximately $1,100,000. A 100 basis point decrease in the risk free rate would cause net income to increase by approximately $1,100,000.

Capital Management

The Fund's objectives in managing capital are to deploy capital to provide an appropriate return to unitholders and to maintain a capital structure that provides the flexibility to take advantage of growth and development opportunities of the business, maintain existing assets, meet financial obligations and enhance unitholder value. The capital structure of the Fund consists of bank advances and short-term notes, long-term debt including the current portion, and unitholder equity. The Fund manages capital to ensure an appropriate balance between debt and equity. In order to maintain or adjust its capital structure, the Fund may purchase units for cancellation pursuant to normal course issuer bids, issue additional units, borrow additional funds or refinance debt at different terms and conditions.

The Fund's process and policies for managing capital are regularly monitored by the Fund and are reflected in the following measures:

- the Fund's debt-to-equity ratio at January 31, 2008 was .62 compared to .43 last year largely as a result of additional debt incurred to fund the acquisition of Cost-U-Less, Inc. The debt-to-equity ratio is within the Fund's objectives.
- As a result of borrowing agreements entered into by the Fund, there are certain financial covenants that must be maintained. Financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. Compliance with financial covenants is reported quarterly to the Board of Trustees. At January 31, 2008, the Fund is in compliance with all financial covenants. Other than the requirements imposed by borrowing agreements, the Fund is not subject to any externally imposed capital requirements.

Capital management objectives are reviewed on an annual basis. The capital management objectives are substantially unchanged in 2007.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $21,581,000 on these facilities at January 31, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At January 31, 2008, the International operations had drawn US$4,326,000 (January 31, 2007 - $0) on the facility.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Long-term Debt

Year ended ($ in thousands)	January 31 2008	January 31 2007
Senior notes [1]	$ 57,292	$ 76,648
Effect of financial derivative instruments [1]	-	8,132
Revolving loan facilities [2]	41,919	-
Non-revolving loan facilities [3]	52,114	-
Notes payable [4]	1,726	-
Obligations under capital lease [5]	2,446	1,142
	155,497	85,922
Less: Current portion of long-term debt	18,633	20,291
	$ 136,864	$ 65,631

(1) The US$52,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. A principal payment is due June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$23,000,000 of its senior notes.

(2) Canadian operations have available three year extendible, committed, revolving loan facilities of $140,000,000. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At January 31, 2008 the Company has drawn $41,919,000 on these facilities at an effective interest rate of 4.7%.

(3) International operations have available three year, extendible, committed, non-revolving loan facilities of US$52,000,000. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At January 31, 2008 the Company had drawn US$52,000,000 on these facilities at an effective interest rate of 3.6%.

(4) As a result of the Cost-U-Less, Inc. acquisition (Note 13), the Company assumed notes payable in the amount of US$1,722,000. The notes payable bear an interest rate of prime plus 1% and have annual principal payments of US$267,000. The effective interest rate for the year ended January 31, 2008 was 7%.

(5) The obligation under capital leases of US$2,441,000 (January 31, 2007 - US$968,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Capital

In connection with the internal reorganization of the Fund completed on June 5, 2007 and pursuant to an Advance Income Tax Ruling of the Canada Revenue Agency related to the reorganization, the Fund paid a return of capital of $72,000 to unitholders.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 677,197 units (January 31, 2007 - 752,704) of the Fund with a quoted value at January 31, 2008 of $12,474,000 (January 31, 2007 - $12,352,000). Loans receivable at January 31, 2008 of $12,342,000 (January 31, 2007 - $11,493,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense (recovery) recorded for the 92 days ended January 31, 2008 is ($41,000) (95 days ended January 31, 2007 - $138,000) and for 365 days ended January 31, 2008 is $387,000 (368 days ended January 31, 2007 - $370,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at January 31, 2008 is 42,677 (January 31, 2007 - 24,346). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

There were no compensation costs related to the unit purchase loan plan for the 92 days ended January 31, 2008 (95 days ended January 31, 2007 - $383,000) and for the 365 days ended January 31, 2008 the expense is $587,000 (368 days ended January 31, 2007 - $383,000) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2007	2006
Expected life	**3 or 5 years**	3 or 5 years
Risk-free interest rate	**4.2%**	4.1%
Expected volatility	**25.7%**	17.9%

8. Accumulated other comprehensive income ($ in thousands)

	January 31 2008	January 31 2007
Balance, beginning of year as previously reported	**$ -**	$ -
Unrealized gains on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**4,682**	4,200
Restated balance, beginning of year	**4,682**	4,200
Other comprehensive income (loss)	**(2,668)**	482
Accumulated other comprehensive income, end of year	**2,014**	4,682
Retained earnings, end of year	**100,526**	93,253
Total accumulated other comprehensive income and retained earnings	**$ 102,540**	$ 97,935

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the 92 days ended January 31, 2008 is $837,000 (95 days ended January 31, 2007 - $1,161,000) and for the 365 days ended January 31, 2008 is $3,687,000 (368 days ended January 31, 2007 - $3,861,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the 92 days ended January 31, 2008 of US$64,000 (95 days ended January 31, 2007 - US$18,000) and for the 365 days ended January 31, 2008 is US$213,000 (368 days ended January 31, 2007 - US$148,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the 92 days ended January 31, 2008 is $13,062,000 (95 days ended January 31, 2007 - $10,643,000) and for the 365 days ended January 31, 2008 is $54,667,000 (368 days ended January 31, 2007 - $38,702,000). The distributions paid in cash for the year in the amount of $54,667,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. Distributions recorded in retained earnings for the year ended January 31, 2008 are $55,635,000. A special distribution of $5,806,000 to unitholders of record on December 31, 2007 is recorded in retained earnings and was paid in cash on February 22, 2008.

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	92 Days Ended January 31 2008 (Note 1)	95 Days Ended January 31 2007 (Note 1)	365 Days Ended January 31 2008 (Note 1)	368 Days Ended January 31 2007 (Note 1)
Sales				
Canada	$ 238,414	$ 216,142	$ 852,773	$ 769,633
International	79,596	46,367	211,717	175,291
Total	$ 318,010	$ 262,509	$ 1,064,490	$ 944,924
Net earnings before amortization, interest and income taxes				
Canada	$ 25,544	$ 23,647	$ 87,410	$ 81,730
International	5,972	2,499	19,147	14,639
Total	$ 31,516	$ 26,146	$ 106,557	$ 96,369
Net earnings before interest and income taxes				
Canada	$ 19,526	$ 17,917	$ 64,776	$ 59,482
International	4,600	1,453	14,831	10,715
Total	$ 24,126	$ 19,370	$ 79,607	$ 70,197
Total Assets				
Canada	$ 367,882	$ 364,629	$ 367,882	$ 364,629
International	161,788	77,240	161,788	77,240
Total	$ 529,670	$ 441,869	$ 529,670	$ 441,869

International includes the operations of Alaska Commercial Company and Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13). Included in Canada total assets is property and equipment of $164,991 (January 31, 2007 - $150,902). International total assets includes property and equipment of $62,983 (January 31, 2007 - $38,697) and goodwill of $26,882 (January 31, 2007 - $0).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific, Hawaii and the Caribbean for $54,258,000 in cash consideration. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000 in cash consideration. On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario for $2,329,000 in cash consideration. The purchase price has been allocated to the acquired assets based on estimates of their fair value as at the closing date.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Cost-U-Less, Inc. December 13, 2007	Prince of Wales Island stores May 1, 2006	1089140 Ontario Inc. March 8, 2006
Assets			
Cash	$ 3,043	$ -	$ -
Account receivable	1,030	-	131
Inventories	29,842	1,321	398
Prepaid expenses	729	-	-
Future income taxes	998	-	-
Property and equipment	27,963	1,586	828
Other assets	843	-	-
Intangible assets	-	341	1,029
Goodwill	27,405	-	-
Total Assets	$ 91,853	$ 3,248	$ 2,386
Liabilities			
Bank advances and short-term notes	$ 3,122	$ -	$ -
Accounts payable and accrued expenses	30,203	-	-
Current portion of long-term debt	611	-	-
Future income taxes	828	-	57
Long-term debt	2,831	-	-
Total Liabilities	$ 37,595	$ -	$ 57
Cash Consideration	$ 54,258	$ 3,248	$ 2,329

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes. The intangible assets are included in other assets on the consolidated balance sheet.

14. Subsequent Events

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for US$6.3 million in cash consideration plus up to US$1.2 million in contingent cash consideration. For the year ended December 31, 2007, Span Alaska had annual sales of US$19.5 million and net assets of US$2.0 million.

15. Future Accounting Standards

The CICA issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007:

Inventories

Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories include the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs recognized in the period. The Company is evaluating the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2008.

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing in fiscal 2009.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2007 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2008 of $18.9 million, an increase of 15.7% over last year's fourth quarter earnings of $16.3 million. Diluted earnings per unit improved to $0.39 compared to $0.34 last year. The quarter had 92 days of operations compared to 95 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 21.1% to $318.0 million compared to the fourth quarter last year. On an equivalent three month basis, sales increased 24.3% and were up 8.5% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong general merchandise sales growth in northern Canada were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved an increase in the quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008.

On behalf of the Trustees:

Ian Sutherland	Edward S. Kennedy
Chairman	President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 21.1% to $318.0 million compared to $262.5 million in 2006 and were up 23.3% excluding the foreign exchange impact of a stronger Canadian dollar. The quarter had 92 days of operations compared to 95 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent three month basis, sales increased 24.3% and were up 8.5% on a same store basis excluding the foreign exchange impact. Food sales increased 19.4% and were up 4.9% on a same store basis excluding the foreign exchange impact. General merchandise sales increased by 28.3% as a result of new stores and strong sales growth in northern Canada and were up 16.7% on a same store basis excluding the foreign exchange impact.

On December 13, 2007, the Fund acquired through its U.S. subsidiary all of the issued and outstanding shares of Cost-U-Less, Inc. (CUL), a leading operator of 12 mid-size warehouse format stores in remote island communities in Hawaii, the South Pacific and the Caribbean. The acquisition of Cost-U-Less, Inc. is a strong strategic fit with the Company's positioning as a leading retailer in remote markets and is expected to leverage both the Company's and CUL's specialized capabilities in merchandising and supply chain management. The results of CUL are included in the consolidated financial statements of the Fund from December 13, 2007 forward.

Cost of sales, selling and administrative expenses increased 21.2% to $286.5 million and increased 5 basis points as a percentage to sales compared to the fourth quarter of 2006. New and non-comparable store expenses accounted for approximately 88% of the increase. Continuing cost pressures related to recruitment and retention of store employees in Canada and higher freight and energy related costs were partially offset by higher sales, higher staff productivity and lower debt loss expense in Canada.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.5% to $31.5 million compared to $26.1 million in the fourth quarter last year. On an equivalent three month basis trading profit increased 26.7% and was up 10.6% excluding CUL and non-comparable adjustments in the International operations. Comparable store sales growth and financial service revenue gains were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher expenses in the quarter. Interest expense increased 35.7% to $2.5 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes increased $1.6 million to $2.8 million with approximately 50% of the increase due to higher earnings in the International operations. The increase in Canadian taxes is due to a decrease in future tax assets as a result of a reduction in substantially enacted tax rates and other net tax provision adjustments. In 2008, the annualized effective tax rate is estimated to be approximately 8% to 10% depending on the blend of earnings between Canada and International.

Net earnings increased $2.6 million or 15.7% to $18.9 million. Diluted earnings per unit improved to $0.39 compared to $0.34 last year.

Year-to-Date

Year-to-date sales increased 12.7% to $1.064 billion compared to $944.9 million last year and were up 13.9% excluding the foreign exchange impact of a stronger Canadian dollar. There were 365 days of operations in 2007 compared to 368 days in 2006 as a result of changing the year-end to January 31 last year. On an equivalent year basis, sales increased 13.3% and were up 6.7% on a same store basis, excluding the foreign exchange impact. Food sales increased 11.9% and were up 6.4% on a same store basis excluding the foreign exchange with all banners contributing to the sales gains. General merchandise sales were up 15.7% as a result of new stores and were up 7.4% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 12.9% to $957.9 million and increased 19 basis points as a percent to sales compared to last year. New and non-comparable store expenses accounted for approximately 72% of the increase.

Trading profit was up 10.6% to $106.6 million compared to $96.4 million last year and was 10.0% as a percent to sales compared to 10.2% last year. On an equivalent year basis, trading profit increased 11.6% and was up 7.8% excluding CUL and non-comparable adjustments in the International operations. Sales growth across all banners was the leading factor contributing to the increase in trading profit dollars offsetting lower gross profit rates. Income taxes decreased 5.6% to $9.2 million and decreased as a percentage of net earnings before tax to 12.7% compared to 15.3% last year as a result of the implementation of the limited partnership structure and completion of our reorganization. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund. The reduction in income tax expense as a result of the reorganization of the Canadian operations was partially offset by an increase in income tax expense in our International operations due to higher earnings. Consolidated net earnings increased 17.4% to $63.0 million from $53.7 million last year. Diluted earnings per unit improved to $1.31 compared to $1.12 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from International operations by $0.01 per unit.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

CANADIAN OPERATIONS

Canadian sales for the quarter increased 10.3% to $238.4 million up from $216.1 million last year. On an equivalent three month basis, sales increased 13.2% and were up 8.7% on a same store basis.

Food sales increased 5.7% in the quarter compared to last year and were up 4.8% on a same store basis. Food sales growth trended lower in the quarter compared to the first three quarters of the year due to lower inflation and increased discount food competition facing our stores in urban markets and less remote locations. Beverages, snack foods, and frozen foods were the strongest sales growth categories. General merchandise sales were up 22.0% over last year as a result of new stores and exceptional same store sales growth of 17.0%. The same store sales performance reflected growth in discretionary spending related to Indian Residential School Settlement payments and, to a lesser degree, natural resource development projects. Sales gains were led by transportation, electronics and home furnishings. Deflationary pricing on merchandise purchased in U.S. dollars continued to moderate sales growth in select food and general merchandise categories. This was offset by freight and food cost–related inflation in more remote northern Canada markets at approximately 3%.

Sales growth contributed to a 3.1% increase in gross profit dollars, net of a 219 basis points drop in gross profit rate compared to the fourth quarter last year. Higher sales growth in lower margin categories such as transportation and electronics, new store performance, and market-driven price reductions in staple food categories such as dairy and bread impacted the gross profit rate in the quarter. A portion of the Canadian gross profit rate reduction was due to merchandise markdowns related to the discontinuation of our *Selections* catalogues. The catalogues are being replaced by smaller, more frequent, *Selections* direct-order circulars that will focus on big-ticket merchandise. Operating expense dollars increased slightly but were down 207 basis points as a percentage to sales compared to the fourth quarter last year as a result of the strong sales growth and higher staff productivity. Canadian trading profit increased 8.0% to $25.5 million or 10.7% of sales. On an equivalent three month basis, fourth quarter trading profit increased 13.0% and as a rate to sales was level with last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International operations sales for the quarter increased 93.4% to $77.5 million compared to $40.1 million last year. On an equivalent three month basis, sales were up 98.2% and were up 7.5% on a same store basis. International operations include Alaska Commercial Company (AC) and Cost-U-Less, Inc. (CUL) which was acquired on December 13, 2007.

Food sales increased 94.5% and general merchandise sales were up 90.3% compared to the fourth quarter last year mostly due to the CUL stores acquisition. On a same store basis, food sales increased 5.5% led by sales gains in beverages, chilled foods and grocery categories. General merchandise sales increased 30.1% and were up 14.6% on a same store basis. Merchandise programs at AC's retail stores successfully attracted more discretionary spending tied to higher Permanent Fund Dividend (PFD) payments compared to 2006. Similar to Canadian general merchandise sales, the strongest categories were transportation, electronics and home furnishings.

Gross profit dollars were up 56.3% as a result of sales gains. The gross profit rate decreased from last year due to a higher sales blend from lower margin categories and the overall impact of the lower margin structure at CUL. Operating expense dollars increased 34.8% compared to the fourth quarter last year but decreased 886 basis points as a percentage to sales as a result of CUL stores acquisition and a $600,000 gain on the disposition of shares in Associated Grocers, a cooperative wholesale distributor. Operating expenses in the fourth quarter last year included a $1.4 million expense related to an Internal Revenue Service assessment on employee housing benefits. Trading profit increased 175.8% to $5.9 million reflecting the impact of the new stores, the gain on the cooperative shares and the impact of the IRS employee housing benefit assessment in the

fourth quarter last year. On an equivalent three month basis, excluding the CUL stores and the non comparable adjustments related to the gain and last year's IRS assessment, trading profit dollars increased 12.2% and as a percent of sales were 8.9% compared to 8.5% in the fourth quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .62:1 compared to .43:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less.

Working capital increased $15.8 million compared to last year. The increase in inventories is substantially due to the acquisition of CUL. New stores in Canada and the second quarter opening of a new third party managed distribution centre in Calgary, Alberta also contributed to the increase. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility. Accounts payable and accrued liabilities increased from the prior year due largely to the liabilities assumed as part of the CUL acquisition.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,700,000 compared to 47,625,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,416,000 compared to 48,399,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $48.2 million from $31.8 million last year. The increase in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from a decrease in inventories in the quarter compared to last year. The decrease in inventories excludes the inventories related to the CUL acquisition which are included in investing activities. Cash flow from operations[1] increased $8.1 million to $31.1 million due primarily to higher net earnings and an increase in future income taxes.

Cash used for investing activities in the quarter increased to $68.3 million from $10.9 million last year due to the acquisition of Cost-U-Less, Inc. on December 13, 2007, new stores opened in Canada and major renovation activity in existing stores.

Cash provided from financing activities in the quarter was $13.1 million compared to $20.6 million last year. The Fund paid distributions of $13.1 million or $0.27 per unit an increase of 22.7% compared to $10.6 million or $0.22 per unit last year. During the quarter the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available three year extendible, committed, revolving loan facilities of $140 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At January 31, 2008 the Company had drawn $41.9 million on these facilities.

The Company's International operation has available three year extendible, committed, non-revolving loan facilities of US$52 million. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At January 31, 2008, the Company

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

had drawn US$52 million on these facilities. The International operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against accounts receivable and inventories of the International operations. At January 31, 2008, the Company had US$4.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At January 31, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2008 are expected to be in the range of $49 million to $53 million (2007 - $44.4 million) reflecting the planned opening of six new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, expansion of our wholesale business and a head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- On January 7, 2008, the Company purchased the Hita Supermarket located on the Island of Guam. The store is undergoing renovations with a planned opening in October 2008.
- A major expansion was completed to the Northern store in Cape Dorset, Nunavut on December 10, 2007, an expanded Northern store opened in Salluit, Quebec on January 28, 2008, and a Northern store was opened in the new market of Akulivik, Quebec on February 25, 2008.
- On March 3, 2008, the Company acquired Span Alaska Enterprises, Inc. (Span) a food and general merchandise distributor serving retail and wholesale customers in rural Alaska. Span's annual sales base is approximately US$19.5 million and this acquisition is expected to compliment the market position of AC's existing wholesale operation, Frontier Expeditors, while improving the cost structure of both entities.
- A new Giant Tiger store opened in Fort Saskatchewan, Alberta on March 15, 2008.

REORGANIZATION

On June 5, 2007, the Company completed the second step of its reorganization. The second step of the reorganization changes the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. were transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome has resulted in most of the Canadian pre-tax earnings flowing to the Fund.

UNITHOLDER DISTRIBUTIONS

The Trustees declared an increase in the Fund's regular quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008, distributable by April 15, 2008.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses.

OUTLOOK

First quarter 2008 sales have continued fourth quarter trends, with big-ticket general merchandise sales leading our growth in both Canadian and International operations. Food inflation is expected to increase to 4% or higher across our Northern, AC and CUL stores and to a lower rate in our North Mart and Giant Tiger stores which face food pricing discounting pressures.

Integration of our CUL acquisition is continuing on schedule with annualized savings of at least $3 million anticipated by the second half of 2008. The restructuring of support activities aimed at providing more specialized merchandising and administrative services to CUL will be completed over the same timeframe.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. The fourth quarter of 2007 had 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	92 days	95 days	92 days	91 days	92 days	91 days	89 days	91 days
($ in millions)	2007	2006	2007	2006	2007	2006	2007	2006
Sales	$318.0	$262.5	$255.7	$236.1	$256.4	$232.6	$234.4	$213.7
Trading profit	31.5	26.1	27.5	25.6	26.0	24.4	21.6	20.2
Net earnings	18.9	16.3	18.5	14.8	14.8	12.8	10.8	9.8
Net earnings per unit:								
Basic	0.39	0.34	0.39	0.31	0.31	0.27	0.23	0.21
Diluted	0.39	0.34	0.39	0.31	0.30	0.27	0.23	0.20

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of January 31, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended January 31, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 fourth quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 8 of the 2007 fourth quarter consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

Financial Instruments – Disclosures, Financial Instruments – Presentation, and Capital Disclosures

The requirements of Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures have been adopted and reflected in the Company's financial statements as of January 31, 2008. The Company was not required to adopt these new standards until the first quarter commencing February 1, 2008.

The objective of the disclosure requirements of Section 3862 is to provide information about the significance of financial instruments on the Company's financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

The presentation requirements of Section 3863 are substantially similar to the previous presentation requirements adopted by the Company and therefore the adoption of this standard did not impact the Company's financial statements.

The disclosure requirements of Section 1535 relate to information about an entity's capital and how it is managed.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Inventories

Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company will implement this standard commencing in the first quarter of 2008.

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Net earnings	$ 18,858	$ 16,299	$ 62,991	$ 53,660
Add: Amortization	7,390	6,776	26,950	26,172
Interest expense	2,460	1,813	7,465	6,844
Income taxes	2,808	1,258	9,151	9,693
Trading profit	$ 31,516	$ 26,146	$ 106,557	$ 96,369

For trading profit information by business segment, refer to Note 11 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Cash flow from operating activities	$ 48,160	$ 31,830	$ 93,591	$ 81,486
Non-cash items:				
Change in other non-cash items	(43)	(92)	1,890	1,112
Change in non-cash working capital	(16,982)	(8,709)	(742)	(3,845)
Cash flow from operations	$ 31,135	$ 23,029	$ 94,739	$ 78,753

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 19, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or

conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

THE NORTH WEST COMPANY

NEWS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES HIGHER FOURTH QUARTER EARNINGS AND DISTRIBUTION INCREASE

Winnipeg, March 19, 2008: North West Company Fund (the "Fund") today reported 2007 fourth quarter earnings of $18.9 million for the period ended January 31, 2008, an increase of 15.7% over last year. The Fund also announces an increase in the regular quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008, distributable by April 15, 2008.

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2008 of $18.9 million, an increase of 15.7% over last year's fourth quarter earnings of $16.3 million. Diluted earnings per unit improved to $0.39 compared to $0.34 last year. The quarter had 92 days of operations compared to 95 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 21.1% to $318.0 million compared to the fourth quarter last year. On an equivalent three month basis, sales increased 24.3% and were up 8.5% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong general merchandise sales growth in northern Canada were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved an increase in the quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008.

"This was a very good quarter for North West with excellent sales from both our Canadian and International divisions. With our recent acquisition of Cost-U-Less, we now have another source for growth that complements our core strength as a local neighbourhood and remote market retailer," commented North West President & CEO Edward Kennedy.

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 21.1% to $318.0 million compared to $262.5 million in 2006 and were up 23.3% excluding the foreign exchange impact of a stronger Canadian dollar. The quarter had 92 days of operations compared to 95 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent three month basis, sales increased 24.3% and were up 8.5% on a same store basis excluding the foreign exchange impact. Food sales increased 19.4% and were up 4.9% on a same store basis excluding the foreign exchange impact. General merchandise sales increased by 28.3% as a result of new stores and strong sales growth in northern Canada and were up 16.7% on a same store basis excluding the foreign exchange impact.

On December 13, 2007, the Fund acquired through its U.S. subsidiary all of the issued and outstanding shares of Cost-U-Less, Inc. (CUL), a leading operator of 12 mid-size warehouse format stores in remote island communities in Hawaii, the South Pacific and the Caribbean. The acquisition of Cost-U-Less, Inc. is a strong strategic fit with the Company's positioning as a leading retailer in remote markets and is expected to leverage both the Company's and CUL's specialized capabilities in merchandising and supply chain management. The results of CUL are included in the consolidated financial statements of the Fund from December 13, 2007 forward.

Cost of sales, selling and administrative expenses increased 21.2% to $286.5 million and increased 5 basis points as a percentage to sales compared to the fourth quarter of 2006. New and non-comparable store expenses accounted for approximately 88% of the increase. Continuing cost pressures related to recruitment and retention of store employees in Canada and higher freight and energy related costs were partially offset by higher sales, higher staff productivity and lower debt loss expense in Canada.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.5% to $31.5 million compared to $26.1 million in the fourth quarter last year. On an equivalent three month basis trading profit increased 26.7% and was up 10.6% excluding CUL and non-comparable adjustments in the International operations. Comparable store sales growth and financial service revenue gains were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates and higher expenses in the quarter. Interest expense increased 35.7% to $2.5 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes increased $1.6 million to $2.8 million with approximately 50% of the increase due to higher earnings in the International operations. The increase in Canadian taxes is due to a decrease in future tax assets as a result of a reduction in substantially enacted tax rates and other net tax provision adjustments. In 2008, the annualized effective tax rate is estimated to be approximately 8% to 10% depending on the blend of earnings between Canada and International.

Net earnings increased $2.6 million or 15.7% to $18.9 million. Diluted earnings per unit improved to $0.39 compared to $0.34 last year.

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[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Year-to-Date

Year-to-date sales increased 12.7% to $1.064 billion compared to $944.9 million last year and were up 13.9% excluding the foreign exchange impact of a stronger Canadian dollar. There were 365 days of operations in 2007 compared to 368 days in 2006 as a result of changing the year-end to January 31 last year. On an equivalent year basis, sales increased 13.3% and were up 6.7% on a same store basis, excluding the foreign exchange impact. Food sales increased 11.9% and were up 6.4% on a same store basis excluding the foreign exchange with all banners contributing to the sales gains. General merchandise sales were up 15.7% as a result of new stores and were up 7.4% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 12.9% to $957.9 million and increased 19 basis points as a percent to sales compared to last year. New and non-comparable store expenses accounted for approximately 72% of the increase.

Trading profit was up 10.6% to $106.6 million compared to $96.4 million last year and was 10.0% as a percent to sales compared to 10.2% last year. On an equivalent year basis, trading profit increased 11.6% and was up 7.8% excluding CUL and non-comparable adjustments in the International operations. Sales growth across all banners was the leading factor contributing to the increase in trading profit dollars offsetting lower gross profit rates. Income taxes decreased 5.6% to $9.2 million and decreased as a percentage of net earnings before tax to 12.7% compared to 15.3% last year as a result of the implementation of the limited partnership structure and completion of our reorganization. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund. The reduction in income tax expense as a result of the reorganization of the Canadian operations was partially offset by an increase in income tax expense in our International operations due to higher earnings. Consolidated net earnings increased 17.4% to $63.0 million from $53.7 million last year. Diluted earnings per unit improved to $1.31 compared to $1.12 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from International operations by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 10.3% to $238.4 million up from $216.1 million last year. On an equivalent three month basis, sales increased 13.2% and were up 8.7% on a same store basis.

Food sales increased 5.7% in the quarter compared to last year and were up 4.8% on a same store basis. Food sales growth trended lower in the quarter compared to the first three quarters of the year due to lower inflation and increased discount food competition facing our stores in urban markets and less remote locations. Beverages, snack foods, and frozen foods were the strongest sales growth categories. General merchandise sales were up 22.0% over last year as a result of new stores and exceptional same store sales growth of 17.0%. The same store sales performance reflected growth in discretionary spending related to Indian Residential School Settlement payments and, to a lesser degree, natural resource development projects. Sales gains were led by transportation, electronics and home furnishings. Deflationary pricing on merchandise purchased in U.S. dollars continued to moderate sales growth in select food and general merchandise categories. This was offset by freight and food cost-related inflation in more remote northern Canada markets at approximately 3%.

Sales growth contributed to a 3.1% increase in gross profit dollars, net of a 219 basis points drop in gross profit rate compared to the fourth quarter last year. Higher sales growth in lower margin categories such as transportation and electronics, new store performance, and market-driven price reductions in staple food categories such as dairy and bread impacted the gross profit rate in the quarter. A portion of the Canadian gross profit rate reduction was due to merchandise markdowns related to the discontinuation of our *Selections* catalogues. The catalogues are being replaced by

smaller, more frequent, *Selections* direct-order circulars that will focus on big-ticket merchandise. Operating expense dollars increased slightly but were down 207 basis points as a percentage to sales compared to the fourth quarter last year as a result of the strong sales growth and higher staff productivity. Canadian trading profit increased 8.0% to $25.5 million or 10.7% of sales. On an equivalent three month basis, fourth quarter trading profit increased 13.0% and as a rate to sales was level with last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International operations sales for the quarter increased 93.4% to $77.5 million compared to $40.1 million last year. On an equivalent three month basis, sales were up 98.2% and were up 7.5% on a same store basis. International operations include Alaska Commercial Company (AC) and Cost-U-Less, Inc. (CUL) which was acquired on December 13, 2007.

Food sales increased 94.5% and general merchandise sales were up 90.3% compared to the fourth quarter last year mostly due to the CUL stores acquisition. On a same store basis, food sales increased 5.5% led by sales gains in beverages, chilled foods and grocery categories. General merchandise sales increased 30.1% and were up 14.6% on a same store basis. Merchandise programs at AC's retail stores successfully attracted more discretionary spending tied to higher Permanent Fund Dividend (PFD) payments compared to 2006. Similar to Canadian general merchandise sales, the strongest categories were transportation, electronics and home furnishings.

Gross profit dollars were up 56.3% as a result of sales gains. The gross profit rate decreased from last year due to a higher sales blend from lower margin categories and the overall impact of the lower margin structure at CUL. Operating expense dollars increased 34.8% compared to the fourth quarter last year but decreased 886 basis points as a percentage to sales as a result of CUL stores acquisition and a $600,000 gain on the disposition of shares in Associated Grocers, a cooperative wholesale distributor. Operating expenses in the fourth quarter last year included a $1.4 million expense related to an Internal Revenue Service assessment on employee housing benefits. Trading profit increased 175.8% to $5.9 million reflecting the impact of the new stores, the gain on the cooperative shares and the impact of the IRS employee housing benefit assessment in the fourth quarter last year. On an equivalent three month basis, excluding the CUL stores and the non comparable adjustments related to the gain and last year's IRS assessment, trading profit dollars increased 12.2% and as a percent of sales were 8.9% compared to 8.5% in the fourth quarter last year.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .62:1 compared to .43:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less.

Working capital increased $15.8 million compared to last year. The increase in inventories is substantially due to the acquisition of CUL. New stores in Canada and the second quarter opening of a new third party managed distribution centre in Calgary, Alberta also contributed to the increase. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility. Accounts payable and accrued liabilities increased from the prior year due largely to the liabilities assumed as part of the CUL acquisition.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,700,000 compared to 47,625,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,416,000 compared to 48,399,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $48.2 million from $31.8 million last year. The increase in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from a decrease in inventories in the quarter compared to last year. The decrease in inventories excludes the inventories related to the CUL acquisition which are included in investing activities. Cash flow from operations[1] increased $8.1 million to $31.1 million due primarily to higher net earnings and an increase in future income taxes.

Cash used for investing activities in the quarter increased to $68.3 million from $10.9 million last year due to the acquisition of Cost-U-Less, Inc. on December 13, 2007, new stores opened in Canada and major renovation activity in existing stores.

Cash provided from financing activities in the quarter was $13.1 million compared to $20.6 million last year. The Fund paid distributions of $13.1 million or $0.27 per unit an increase of 22.7% compared to $10.6 million or $0.22 per unit last year. During the quarter the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available three year extendible, committed, revolving loan facilities of $140 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At January 31, 2008 the Company had drawn $41.9 million on these facilities.

The Company's International operation has available three year extendible, committed, non-revolving loan facilities of US$52 million. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At January 31, 2008, the Company had drawn US$52 million on these facilities. The International operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against accounts receivable and inventories of the International operations. At January 31, 2008, the Company had US$4.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At January 31, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2008 are expected to be in the range of $49 million to $53 million (2007 - $44.4 million) reflecting the planned opening of six new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, expansion of our wholesale business and a head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

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[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- On January 7, 2008, the Company purchased the Hita Supermarket located on the Island of Guam. The store is undergoing renovations with a planned opening in October 2008.
- A major expansion was completed to the Northern store in Cape Dorset, Nunavut on December 10, 2007, an expanded Northern store opened in Salluit, Quebec on January 28, 2008, and a Northern store was opened in the new market of Akulivik, Quebec on February 25, 2008.
- On March 3, 2008, the Company acquired Span Alaska Enterprises, Inc. (Span) a food and general merchandise distributor serving retail and wholesale customers in rural Alaska. Span's annual sales base is approximately US$19.5 million and this acquisition is expected to compliment the market position of AC's existing wholesale operation, Frontier Expeditors, while improving the cost structure of both entities.
- A new Giant Tiger store opened in Fort Saskatchewan, Alberta on March 15, 2008.

REORGANIZATION

On June 5, 2007, the Company completed the second step of its reorganization. The second step of the reorganization changes the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. were transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome has resulted in most of the Canadian pre-tax earnings flowing to the Fund.

UNITHOLDER DISTRIBUTIONS

The Trustees declared an increase in the Fund's regular quarterly distribution of 18.5% to $0.32 per unit to unitholders of record on March 31, 2008, distributable by April 15, 2008.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses.

OUTLOOK

First quarter 2008 sales have continued fourth quarter trends, with big-ticket general merchandise sales leading our growth in both Canadian and International operations. Food inflation is expected to increase to 4% or higher across our Northern, AC and CUL stores and to a lower rate in our North Mart and Giant Tiger stores which face food pricing discounting pressures.

Integration of our CUL acquisition is continuing on schedule with annualized savings of at least $3 million anticipated by the second half of 2008. The restructuring of support activities aimed at providing more specialized merchandising and administrative services to CUL will be completed over the same timeframe.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. The fourth quarter of 2007 had 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	92 days	95 days	92 days	91 days	92 days	91 days	89 days	91 days
($ in millions)	2007	2006	2007	2006	2007	2006	2007	2006
Sales	$318.0	$262.5	$255.7	$236.1	$256.4	$232.6	$234.4	$213.7
Trading profit	31.5	26.1	27.5	25.6	26.0	24.4	21.6	20.2
Net earnings	18.9	16.3	18.5	14.8	14.8	12.8	10.8	9.8
Net earnings per unit:								
Basic	0.39	0.34	0.39	0.31	0.31	0.27	0.23	0.21
Diluted	0.39	0.34	0.39	0.31	0.30	0.27	0.23	0.20

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of January 31, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting

principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended January 31, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 fourth quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 8 of the 2007 fourth quarter consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

Financial Instruments – Disclosures, Financial Instruments – Presentation, and Capital Disclosures

The requirements of Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures have been adopted and reflected in the Company's financial statements as of January 31, 2008. The Company was not required to adopt these new standards until the first quarter commencing February 1, 2008.

The objective of the disclosure requirements of Section 3862 is to provide information about the significance of financial instruments on the Company's financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks.

The presentation requirements of Section 3863 are substantially similar to the previous presentation requirements adopted by the Company and therefore the adoption of this standard did not impact the Company's financial statements.

The disclosure requirements of Section 1535 relate to information about an entity's capital and how it is managed.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Inventories

Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period. This standard is effective for fiscal years beginning on or after October 1, 2007. The Company will implement this standard commencing in the first quarter of 2008.

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Net earnings	$ 18,858	$ 16,299	$ 62,991	$ 53,660
Add: Amortization	7,390	6,776	26,950	26,172
Interest expense	2,460	1,813	7,465	6,844
Income taxes	2,808	1,258	9,151	9,693
Trading profit	$ 31,516	$ 26,146	$ 106,557	$ 96,369

For trading profit information by business segment, refer to Note 11 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the

Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Cash flow from operating activities	$ 48,160	$ 31,830	$ 93,591	$ 81,486
Non-cash items:				
Change in other non-cash items	(43)	(92)	1,890	1,112
Change in non-cash working capital	(16,982)	(8,709)	(742)	(3,845)
Cash flow from operations	$ 31,135	$ 23,029	$ 94,739	$ 78,753

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 19, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated

Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 221 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of approximately Cdn. $1.3 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca